NEWTON CAPITAL MANAGEMENT LTD.

PROXY VOTING POLICIES AND PROCEDURES

Responsible Investment

Guidelines and procedures

Protecting value

Newton is committed to outstanding performance. This is achieved through investment expertise in the selection of securities and portfolio construction. Intrinsic to the understanding of the potential of an investment is an appreciation of the quality of the company’s management structure, the appropriateness of its internal controls and the assurance that Social, Environmental and Ethical (SEE) matters are managed to the benefit of long-term shareholder value.

Having undertaken the investment, we must also continue to protect and enhance the value of our clients’ holdings.

In formulating a policy, we must take into account our responsibilities towards our clients, in terms of investment and performance, as well as our position as agents on behalf of these clients.

Acting responsibly

Participating in the development of good standards in responsible investment

The sphere of responsible investment includes corporate governance, shareholder activism and SEE considerations.

Responsible investment is not a science. Standards change and develop. This reflects both circumstances and views on the most appropriate or effective means of ensuring that managements act in the best interests of shareholders. Adopting a prescriptive or “box ticking” approach towards responsible investment is generally inappropriate. Our clients are not best served by ensuring that the letter of a code is met, while the substance or spirit is ignored or misunderstood.

Active Involvement – Newton believes it is important to be involved in the debate over the development of good standards in responsible investment and to understand, as fully as possible, the issues or problems faced.

Corporate Governance Forum – Newton is active in the Corporate Governance Forum, a group of major institutional shareholders, which meets regularly to discuss matters of corporate governance. Through these meetings and the Forum’s involvement with other interested parties, the members of the Forum can share in a wider understanding of the issues involved in good corporate governance.

PPG – The Performance Pay Group was formed out of the Corporate Governance Forum. The Group concentrates on achieving agreement amongst the participants on standards of best practice in remuneration, as well as discussing specific remuneration issues.

International Corporate Governance Network – Newton is a member of the ICGN. This body brings together corporate governance professionals from around the world. It provides an international forum for discussion of recent developments and initiatives in corporate governance.

RIN – The Responsible Investors’ Network is a grouping of institutions interested in social, environmental and ethical matters. Apart from discussion, the group has been involved in initiatives such as the Carbon Disclosure Project and the Extractive Industries Transparency Initiative.

IVIS – Newton subscribes to the Association of British Insurers’ Institutional Voting Information Service. This service covers the UK FTSE All Share index. Reports are prepared by the ABI on the resolutions at UK company meetings. The reports review all of the voting resolutions and comment on aspects that could be considered “contentious” or which merit special attention. “Contentious” issues are usually those where the proposed resolution breaches some generally accepted guidance or standard of “best practice”, such as the Combined Code on Corporate Governance or guidelines published by the investor protection agencies (ABI, NAPF, IMA etc).

ISS – For companies outside the UK, Newton subscribes to Institutional Shareholder Services, an US based global proxy advisory service. Similar to IVIS, ISS provides its subscribers with proxy research reports on meeting resolutions, which detail areas of possible contention. When producing reports, ISS will take into account the appropriate local laws, codes and guidelines.

IMA – Newton is a member of the Investment Management Association and is represented on the board and asset management committee of the IMA.

As a representative of the IMA, Newton was involved in the creation of the Institutional Shareholders’ Committee’s statement of principles, ‘The Responsibilities of Institutional Shareholders and Agents’.

NAPF – Newton is also a member of the National Association of Pension Funds. The NAPF is active in the development of good corporate governance and provides guidance on best practice to the fund management industry.

Dialogue – Regular meetings with the managements of current or potential investments are invaluable in ensuring that the requirements of both a management and its shareholders are understood and aligned. Newton engages with these managements not only on matters of trading performance but also on corporate governance and SEE issues.

Newton’s Responsible Investment Strategy Group – This group meets quarterly and acts as an overseer of Newton’s approach to corporate governance and socially responsible investment. Its members include Newton’s Leader Investment Process, Leader Global Research and Chief Investment Officer, together with representatives from institutional fund management, private client fund management, charities fund management and client services areas. The Corporate Governance and SRI Officers also attend.

Principal guidelines

The corporate governance guidelines used by Newton in the UK are those outlined in the Combined Code on Corporate Governance, by the wider comments in the Cadbury, Greenbury, Hampel, Higgs and Smith reports that underpin the Combined Code and by the guidelines published by the ABI, IMA and NAPF. Globally, Newton applies these standards, while also taking into account factors such as local company law, local best practice and the global principles developed by the Organisation for Economic Cooperation and Development (OECD). These may be modified, in exceptional circumstances, to safeguard the best interests of our clients. In such situations, further advice or clarification is likely to be sought from the company involved or from other professional bodies, such as the ABI.

The board – It is important that the board has an effective structure, access to adequate training, undertakes suitable recruitment to ensure the maintenance of appropriate skills and breadth of experience, and has planned succession. There should be a balance between executive and independent non-executive directors (NEDs). The board should be supplied with all the necessary information in a timely manner. It should undertake its own annual evaluation. The board should review, at least annually, the effectiveness of the company’s internal controls.

Terms of election – Newton agrees with the Combined Code recommendation that all board directors should submit themselves for re-election by rotation. This should occur at least once every three years. For directors over the age of 70 years, annual re-election seems appropriate in all countries.

Chairman/chief executive – Newton agrees that it is in the best interests of shareholders for these roles to be separate. The division of chairman and chief executive should “ensure a balance of power and authority, such that no one individual has unfettered powers of decision”. Newton, generally, is opposed to a chief executive becoming the chairman of the same company.

Non-executive directors – NEDs play a vital role of counsel and oversight of executive management, safeguarding the interests of shareholders. The board should include at least three independent non-executive directors (two in the case of smaller companies) and these independent directors should form a majority within the NEDs.

The main factors to take into account when reviewing the independence of a NED are highlighted in the Combined Code. In particular, Newton looks unfavourably on NEDs receiving share options, participating in performance related pay schemes or having links with the company’s advisors.A senior independent director should act as a conduit between the NEDs and the shareholders and should ensure that the views of the independent NEDs play a prominent role in the deliberations of the board.

The number of non-executive positions an individual may hold with different companies cannot be prescribed. However, it is important that the director is able to give sufficient or generous attention to each position held, especially at times of corporate turbulence.

For NEDs, the overall length of service should be judged against the requirement for independence and, in some cases, the desirability of a regular introduction to the board of fresh experience and judgement.

Board committees – It is important that there is a transparent and rigorous process for appointing directors. This should be the responsibility of the nomination committee. A majority of the members of the committee should be independent NEDs. An audit committee should also be established to review financial controls and reporting, and relationships with the external auditors. This committee should consist only of independent NEDs. Similarly, a remuneration committee should take responsibility for setting the remuneration of all executive directors and the chairman. This committee should also consist only of independent NEDs.

Remuneration – Levels of remuneration should be appropriate to attract and retain suitable staff. A significant proportion of this reward should be linked to both corporate and individual performance. Newton, broadly, subscribes to the guidance on base pay, bonuses, long-term incentive plans and pensions drawn up by the Performance Pay Group, of which Newton is a member. These principles are shown in Appendix I.

Options and LTIPs – Newton is in agreement with the statements made in both the Cadbury and Greenbury Reports with regard to directors’ share options. Both reports accepted that such schemes can play an important role in aligning director and shareholder interest and in providing long-term incentives for directors. The drawbacks of the traditional form of these schemes is, however, also highlighted by Greenbury. The benefit received by the director may have more to do with exercise price discounts, price inflation and stock market movement than any particular effort by the director on behalf of the shareholders. In addition, the need to sell shares, in order to finance the exercise of the options, has rarely led to directors being able to build substantial holdings in the companies they manage. Such a development, where directors retained meaningful holdings, would help to ensure a commonality of interest between directors and shareholders.

We are strongly opposed to the granting of share options at a discount to the market price and to the re-granting of surrendered options at a lower price.

The Greenbury Report suggested that the replacement of share option schemes with Long Term Incentive Plans (LTIPs) could be as effective, or more so, in linking management rewards to performance.

Unfortunately, some schemes appear to be subject to performance criteria that are far from challenging. Newton favours clear schemes providing good rewards for exceptional performance, as measured against a relevant peer group and/or performance indicator. Such targets are also appropriate for share option schemes.

Contracts – On length of executives’ service contracts, Newton is in general agreement with the Greenbury Report on the desirability of reducing the standard length of service contracts. We also believe that Greenbury is correct to identify the need for flexibility. We would, however, prefer notice periods of no more than a year.

Terminations – In cases of early termination, there should be an intention not to reward for poor performance. Should the contract contain compensation commitments, these should be no more than one year’s basic salary. A robust approach to mitigating losses might suggest that they should be considerably shorter than this period.

On change of control, any early vesting of incentive arrangements should remain subject to performance criteria and rewards should be in proportion to the period elapsed of the arrangement.

Alterations – Newton would expect that any major alterations to a company’s remuneration structure would be the subject of a separate and binding resolution at a general meeting. The remuneration report, which is merely advisory, is not an appropriate vehicle for communicating major changes in remuneration to the shareholders.

Auditors – The independence of auditors plays a crucial role in protecting shareholders. Remuneration of auditors for non-audit services should be, as required by the Combined Code, kept under review by the audit committee. Best practice requires that non-audit fees be disclosed within auditors’ remuneration in the annual report and accounts. Where non-audit fees appear excessive, Newton will seek clarification or justification from the company.

General Meetings – Companies should make information on votes available to the public, including the level of votes for, against or registered as an abstention on each resolution. The proxy voting process remains complex and fraught with difficulties. Electronic proxy voting has not, in itself, proved to be a solution to the problems. A voting register date, assuming no trading restrictions, could solve the problem of the high number of proxy instructions invalidated by movements in holdings.

Interaction

Activism – The Myners’ Review suggested that all pension fund trustees should incorporate the principle of the US Department of Labor Interpretive Bulletin on Activism into fund management mandates. This bulletin highlights the responsibility to vote proxies on issues that may affect the value of a plan’s investment. In addition, it suggests that activism, in areas such as mergers and acquisitions, compensation and training, is appropriate where there is a reasonable expectation that such activity will lead to enhancement of the value of the plan. This recommendation in the Myners’ Review was supported in the government’s response of October 2001.

Institutional Shareholders’ Committee – In October 2002, a Statement of Principles, with regard to shareholder activism, was issued by the Institutional Shareholders’ Committee (ISC). The ISC included representatives from the Association of British Insurers (ABI), the Association of Investment Trust Companies (its), the National Association of Pension Funds (NAPF) and the Investment Management Association (IMA).

The statement from the ISC highlighted various requirements of institutional shareholders and agents. They should have:

• a clear statement of their policy on activism and how the responsibilities assumed will be discharged;

• a clearly communicable process for monitoring the performance of investee companies;

• an ability to set out the circumstances where they will actively intervene;

• a method of assessing the effectiveness of their activism; and

• a reporting method for clients detailing how responsibilities in this area are being discharged.

Newton’s response – Newton is an active fund manager with a focus on high performance mandates. Its investment process is rooted in the selection of securities aligned with a global thematic backdrop. Fundamental research on stocks and bonds is crucial to the investment process, as are regular meetings with company representatives. In addition, Newton has global proxy voting procedures and pursues any contentious issues. In-house expertise is provided by Newton’s global research department, regional specialists, Corporate Governance Officer and SRI Officer.

Our aim is to find companies which have an ability to invest for growth, have strong managements, a sustainable strategy and financial viability.

Monitoring – The monitoring of investee companies is principally undertaken by our research analysts. These analysts come from a variety of backgrounds, including industry, consultancy and stockbroking, and have, on average, relevant experience of 12 years.

A bespoke intranet-based research database maintains financial ratios and forecasts on key holdings, whilst also capturing analysts’ comments on these stocks. A log of meetings with the managements of companies, both internal and external, is maintained, as is a log of meeting notes (the log of one-to-one meetings is available in our Responsible Investment Quarterly). Over the last twelve months, Newton has met with over 1,000 companies. Dialogue with companies is essential to the selection of securities and meetings with companies generally concentrate on areas such as the appropriateness or viability of a strategy, product positioning and management structure.

Escalation – Despite a commitment to investing in well-positioned companies, the process of monitoring, voting and dialogue will occasionally highlight areas of concern. Assuming that it is not in the best interests of our clients to dispose of the security, our initial response would be to approach the company, its executive or non-executive directors as appropriate, or, occasionally, its advisors. Assuming there is no resolution of our concerns, further meetings with the company or its advisors would be organised.

We might also seek additional support from other investors. As a last resort, the tabling of resolutions at a general meeting would be considered.

Circumstances of intervention – The wide range of circumstances surrounding the decision to intervene is highlighted by the log of engagement available to our clients and published in our Responsible Investment Quarterly. Concerns over remuneration packages are a regular feature in the log, as are board structure and management succession issues. Other situations include loss of confidence in a management, in its strategy or veracity. Acquisitions or disposals may also be an area for discussion, as are concerns over the quality of internal controls.

Voting – Newton aims to exercise all proxy voting rights in the UK and, where practicable, outside of the UK. Our voting procedures take note of investee companies’ compliance with the core standards of the Combined Code and other guidelines outlined in this document. On any potential conflicts of interest between Newton, the investee company and/or a client, the advice of the voting services used will take precedence.

Assessment of activism – Activism must be about the maintenance or enhancement of value for our clients. In its more routine aspect, such as voting on non-contentious issues, the value of the exercise may be difficult to assess. It may, however, express support for a management and its strategy, backing for a structure, which protects shareholders rights, or approbation of a report which maintains or enhances good standards of behaviour.

In the escalation of activism, the benefits may become more tangible. In arguing or voting against an inappropriate remuneration package, the immediate benefits to the company, its profit & loss account and shareholders may not be material in themselves. Cumulatively, however, failure to control this area is likely to have a serious impact on management cultures and lead to escalating industry costs.

The most tangible areas of benefit from activism is likely to be in those situations where there is concern over strategy, an acquisition, the financial positioning of the company, the failure to tackle management problems or the like. In these situations, the decision to intervene, if selling the security is not appropriate, is likely to be driven by a concern over the potential loss of value to our clients should the issue not be addressed. In these situations, calculation of value is likely to be similar to that undertaken for any other investment decision. However, like most investment decisions, the calculation of cost saving or value enhancement is likely to be, at least in part, subjective.

In our log of engagement, we have attempted, for certain situations, to place a value on the benefits of engagement. These values are subjective and are relative to the value identified by Newton at the time of investment.

Reporting on activism – Newton issues a log of proxy voting, with narrative, and a log of engagement. This is published in our Responsible Investment Quarterly. Newton’s Responsible Investment statement and the Responsible Investment Quarterly are also available on www.newton.co.uk.

Socially Responsible Investment (SRI)

The Pensions Act 1995 requires pension fund trustees to prepare a Statement of Investment Principles (SIP). This statement should cover the nature of, and balance between, different kinds of investments to be held, attitude to risk, expected return and realisation of investments.

The Occupational Pension Schemes Amendments Regulations 1999 requires trustees, additionally, to disclose in their Statement of Investment Principles the extent to which “social, environmental or ethical considerations are taken into account in the selection, retention and realisation of investments”.

Charities are also required, under the Trustee Act 2000, to have an investment policy statement.

This may include an ethically or socially responsible investment policy in line with the charitable objectives of the organisation.

Newton aims to optimise performance returns for its clients through investment in well-managed companies. In Newton’s view, responsibly managed companies are best placed to achieve sustainable competitive advantage and provide superior long-term investment opportunities.

Companies should ensure that internal practices and procedures observe all legal requirements and conform to best practice. This should help to protect the company and its shareholders from harmful publicity. Newton’s research into companies encapsulates both corporate governance and SRI considerations, as well as fundamental matters.

Active involvement – Newton has been active in various aspects of SRI in the last six years.

SRI Forum – Newton chaired the Socially Responsible Investment Forum. This group, which included institutional shareholders, companies and consultants, drafted guidelines for the corporate reporting of Social, Environmental and Ethical (SEE) matters. These guidelines were adopted by the ABI and are shown in Appendix II. These guidelines still form the basis for SEE disclosure.

RIN – The SRI Forum was succeeded by the Responsible Investors’ Network. Newton was a founder member of this group. RIN brings together institutions interested in SEE matters. Apart from providing a forum for discussion, the group has been involved in initiatives such as the Carbon Disclosure Project and the Extractive Industries Transparency Initiative.

EIRiS – Newton is a subscriber to the Ethical Investment Research Service (EIRiS). EIRiS is noted for its ability to screen for both positive and negative aspects pertaining to SEE considerations. In addition, it supplements the service provided by the ABI on SEE disclosure by undertaking more detailed questioning of the companies on their SEE position and by publishing in-depth research on the companies’ response.

Analysts – SEE considerations are taken into account when undertaking fundamental analysis. Our global sector research analysts have access to the ABI’s reports on company SEE statements and to the SEE reports prepared by EIRiS. In addition, Newton’s SRI Officer undertakes research into specific companies and SEE issues and provides specialist input to our global sector research analysts. This combination of fundamental analysis complemented by specialist SEE knowledge is a powerful tool in the selection of securities with sustainable advantage.

Reporting on SEE matters – For investee companies listed in the FTSE All Share Index, Newton reviews the standard of their disclosure on SEE matters. Should this prove to be unacceptable, Newton will consider voting against the resolution to approve the report and accounts at the company’s AGM. This will be communicated to the company prior to the meeting, giving the company the opportunity to respond to any criticisms. Quarterly, Newton produces a SRI report, which is contained within the Responsible Investment Quarterly. This focuses on topics of current concern or interest, as well as providing a log of engagement activity.

Voting policy and procedure

Voting – The level of institutional voting has received considerable attention being highlighted in the Myners’ Review and also attracting considerable interest from the Government and other interested parties. Newton believes it is important that institutions, as agents for their clients, participate in company meetings through the exercise of voting rights.

Voting in favour of a resolution expresses support for a management entrusted with the creation of value for our clients. Voting against an issue is the ultimate sanction of the shareholder or agent, short of selling the holding. Disposal may not be, however, the most constructive method of exercising a role within good responsible investment. Newton rarely registers abstentions. These, we believe, can give a confusing message to management or may be interpreted inappropriately.

Newton’s voting policy and procedures have been formulated by investment directors of Newton Investment Management. The operation of the policy and procedures is overseen by the Corporate Governance and SRI Officers, reporting to the Leader Investment Process.

Implementation of the voting policy and procedures involves the Corporate Governance and SRI Officers in collaboration with the global sector analysts.

Procedure – All voting notifications are communicated to Newton’s corporate actions team by way of RREV, an electronic voting platform. This, along with relevant information, such as combined holdings, is passed to the Corporate Governance Officer. The Corporate Governance Officer reviews all resolutions for contentious issues, aided by advice from the relevant proxy research service provider. Any contentious issues are referred to the appropriate analyst for comment. The Corporate Governance Officer will also confer with the company or other interested parties should further clarification be required. The decision to vote against a resolution will be taken by the Corporate Governance Officer, ratified by either the Leader Investment Process, Leader Global Research or Chief Investment Officer, and communicated to the company.

The SRI Officer reviews the SEE disclosure of investee companies in the FTSE All Share Index. Inadequate disclosure may lead to discussions with the company and, ultimately, if there is no satisfactory explanation, a vote against the approval of the report and accounts. This requires the same internal ratification as any other vote being cast against a resolution.

On any potential conflicts of interest between Newton, the investee company and/or a client, the advice of the voting services used will take precedence.

All voting decisions are communicated back to the corporate actions team and RREV is used to communicate electronically with the custodians.

Practice – It is the intention of Newton to exercise voting rights in all markets. However, this may be hindered by various practical considerations. For instance, in certain markets, shares are required to be ‘blocked’ before the exercise of voting rights. Blocking consists of placing the stock on a register for a period of a number of days spanning the meeting. During the period of blocking, it is not possible to freely trade the shares. Blocking is required before voting in various markets, such as France, Germany and Italy. However, some companies within such markets do, independently, opt out of this practice.

Where share blocking is required, voting will only be undertaken when the resolution is not in the shareholders’ best interests and where restricting the ability to trade in the shares will not raise the danger of affecting, adversely, the value of our clients’ holdings.

Reporting to clients – Newton publishes a Responsible Investment Quarterly. This covers both corporate governance and SRI matters. Voting activity, examples of engagement and Newton’s main SRI focus during the period are included. A detailed log of all voting by Newton, on behalf of its clients, is also maintained.

Ian Burger – Associate Director of Investment Management,

Corporate Governance Officer

Katie Swanston – SRI Officer

Campbell Watterson – Director of Investment Management,

Leader Investment Process

Appendix I

Performance Pay Group

GUIDANCE ON REMUNERATION POLICY

Background

1.

The Government introduced regulations in 2002 detailing requirements for the contents of remuneration reports for listed companies and requiring an advisory resolution to be tabled at the AGM. A number of institutional investors are using this guidance derived from the Combined Code and the advice of the NAPF and ABI when deciding how votes should be cast on behalf of their clients. It is also being used when companies consult with shareholders on remuneration proposals.

2.	Decisions on whether to support or oppose remuneration resolutions will take into account:

2.1the process by which remuneration is set;

2.2the basis and explanation of company policy;

2.3the individual components of remuneration;

2.4The overall value and structure of remuneration.

Shareholder expectations on these elements of remuneration are elaborated below.

3.

Investors expect a company’s statement of its remuneration policy to be comprehensive, transparent and easily understood. Shareholders wish to be able to support the companies in which they invest and will take into account any explanation offered by a company. However, where the explanation does not appear to be reasonable, institutional investors owe a duty to their clients to vote against the report.

4.	In formulating policies and overseeing their implementation, Remuneration Committees must ensure that the Combined Code concept of prudence is embraced, in particular, companies should:

4.1avoid paying more than is necessary;

4.2             use company comparisons with caution given the risk of ratcheting up pay with no corresponding improvement in performance;

4.3be sensitive to pay and employment conditions elsewhere in the group;

4.4avoid rewarding departing directors for poor performance.

Process

5.

A well constituted remuneration committee of experienced independent non-executive directors taking objective professional advice, where necessary, is best placed to examine executive pay and the mechanisms linking it to the company’s success.

5.1             The remuneration committee should consist entirely of independent non-executives and should have the authority to meet without the presence of executive directors.

5.2             For larger companies, there should be at least three independent non-executives but, for smaller companies, two members may suffice.

5.3             The remuneration committee should be responsible for the appointment of its advisors. The extent of any other relationship between the advisors and the company should be declared.

5.4           Members of the committee should be expected to declare, in the remuneration report, any conflicts of interest.

6.

The remuneration committee should explain, within its annual report to shareholders, how it undertakes its activities. The explanation should demonstrate the steps taken in arriving at pay policy, including advice received, and the evidence that shows it takes account of the nature and development of the company’s business.

7.	Institutional shareholders expect companies to consult well in advance, with interested shareholders, when proposing to make significant changes to remuneration arrangements.

Basis of Policy

8.

Investors expect companies to give a transparent, succinct and easily understood statement of the objectives of its remuneration policy. Factors that will be taken into account when forming a judgement include whether the policy is able to:

8.1align the interests of senior employees with shareholders to create value;

8.2recognise good performance by the company and individual;

8.3encourage the right behaviours to achieve good performance;

8.4recruit and retain successful employees by being commercially competitive;

8.5take into account alignment with the rest of the staff.

9.	Companies are expected to explain:

9.1the benchmarks by which pay is set;

9.2the range for any bonus together with details of the basis on which bonus levels are decided. There should be no guarantee of a bonus;

9.3the costs and liabilities to the company associated with the pensions arrangements made for executives;

9.4any arrangements made for recruitment of new executives;

9.5whether there are any other arrangements that might be deemed by shareholders to be part of the remuneration or benefits;

9.6how any incentive arrangements align the interests of executives with shareholders;

9.7how the company limits the overall value of share awards;

9.8how the company encourages direct personal shareholdings for executives.

10.	The alignment of interests between executive directors and shareholders is greater where senior management has a significant financial investment in the equity.

10.1Institutional investors expect directors and other participants in discretionary incentive schemes to build up and retain an investment in the company equivalent to at least one year’s salary and higher where the face value of shares in annual option and long term incentive plan awards exceed 200% and 100% of salary, respectively.

10.2 For new executives it is reasonable that such a stake is built up over a three year period.

10.3 Where remuneration is targeted above median, the minimum shareholding requirement should be adjusted accordingly.

Institutional investors will take arrangements for share retention into account when considering incentive scheme proposals.

11.

The remuneration arrangements for the chair of the company and for non-executive directors should reflect their important contribution. However, institutional investors believe that the use of incentive plans would interfere with the independent oversight that these directors are expected to undertake. The use of shares instead of all or part of the remuneration is welcomed where the shares are granted at market value and held throughout the period of office.

Contract Terms And Severance

12.	Institutional shareholders endorse the best practice guideline that:

12.1 contracts should be of one year or less;

12.2 two year initial contracts for recruitment purposes must revert to one-year contracts after the first year;

12.3 investors believe that contracts should not make special arrangements for a change in control of the company.

13.

Severance arrangements at companies remain a public concern as they have resulted in windfall gains and unintended rewards for poor performance. Best practice is to limit severance to one year’s basic salary paid on a monthly basis and subject to mitigation. Companies should state clearly:

13.1 if contracts require any payments to be made over and above one year’s basic salary;

13.2 how pension arrangements will be impacted;

13.3 what arrangements, if any, are made for continued access to share incentive awards.

Where these or similar arrangements are in place, explanation should be given and the totality of such costs should be declared.

14.

In addition to any statement in the annual accounts, companies are encouraged to publish the key terms and conditions of any director recruited. This should be at the time of recruitment. The key terms of any settlement with a departing director should be provided to shareholders as soon as they have been concluded.

15.	Details of contracts should be freely available on request by shareholders and displayed on the company’s website.

Components of Remuneration

16.	In formulating proposals remuneration committees should, in particular, ensure they are sensitive to:

16.1 the need for an appropriate balance between long- and short-term elements of pay;

16.2 the need for an appropriate balance between performance and non-performance related elements of pay, with a particular emphasis on the former;

16.3 the ratio of executive pay to that of other employees.

17.

Institutional shareholders will scrutinise year-on-year increases in fixed pay. These need careful and considered justification within the remuneration report, particularly as salary forms the base on which bonus and incentive schemes are awarded.

18.

Institutional shareholders expect companies to set out the target performance criteria which govern the payment and level of annual bonuses. Increases in bonus potential should be justified in the remuneration report.

19.	Institutional investors do not believe that it is generally appropriate for companies to give executives share awards or other bonus arrangements to undertake acquisitions.
20.	Share incentive schemes are considered in section 7.
21.	It is best practice that all components of remuneration are set out clearly in the remuneration report rather than scattered in notes and references to other parts of the annual report.

Pensions

22.

Shareholders expect pension arrangements for senior executives to be similar to those of other employees of the company. Where executive pension arrangements are different, how this forms part of total remuneration needs to be explained and the arrangements justified in terms of their alignment with the interests of shareholders.

23.

The cost of providing pensions can be substantial and institutional shareholders expect this to be taken into account when the remuneration committee is negotiating remuneration arrangements. The cost should be clearly shown in the remuneration report.

24.	Changes to transfer value, including changes arising from discretionary increases in entitlement or from changes in actuarial assumptions, need to be explained fully and justified.
25.	Companies are not responsible for compensating senior executives for changes in the tax treatment of pension arrangements.

Long-Term Incentive Schemes

26.	Individual limits

26.1 All long-term incentive schemes should have a maximum annual limit on individual participation, expressed as the market value of shares or cash committed relative to basic salary. Limits based on expected values should not be used. The annual limit on grants should be justified and supported by evidence as to its necessity.

26.2 Where the annual limit on individual participation in an executive share option scheme (ESOS) exceeds 200% of salary, this should be subject to further justification and supported by evidence as to its necessity. The portion of any ESOS grants in excess of 100% salary should be subject to more demanding vesting scale.

26.3 Where the annual limit on individual participation in a Long Term Incentive Plan (LTIP) exceeds 100% of salary, this should be subject to further justification and supported by evidence as to its necessity. The portion of any LTIP awards in excess of 100% salary should be subject to a more demanding vesting scale.

26.4 Share Matching schemes are considered to be a form of restricted share scheme and will be considered by shareholders in the same manner as an LTIP. The vesting of the matching element should be subject to performance conditions. Share matching schemes should be subject to shareholder approval.

26.5 Cash alternatives should not be offered, other than in jurisdictions where recipients of share based payments would be unduly penalised or where such awards are prohibited.

26.6 Justification and rationale should be provided to shareholders when both share options and LTIPs are awarded in any one year (‘double dipping’).

27.

A closer alignment with shareholders may be achieved if dividends are accrued over shares awarded under an LTIP, to the extent that such awards vest. However, since this adds to the value of an award, it should be taken into account when setting the number of shares to be awarded.

28.	Performance conditions.

28.1 The exercise of ESOS awards or vesting of LTIP awards should be subject to the achievement of challenging levels of performance, which are appropriate to the company. The performance criteria and targets for any proposed scheme should be disclosed on a progressive basis.

28.2 The period over which performance is measured should be at least three years.

28.3 Any subsequent variation in performance criteria or targets should be clearly highlighted in the remuneration committee’s report and explanation given. Any variation in performance criteria or targets, which increases the likelihood of awards vesting, should be approved by shareholders in advance of the amendment.

28.4 Pro-rata performance hurdles and awards should apply on a change of control or other equivalent corporate 'event'. No special vesting should result from corporate re-organisations.

28.5 Performance conditions should be structured as sliding scales.

28.6 Where relative Total Shareholder Return (TSR) is used as a performance measure, the full award should be payable at top decile and no awards should vest for below median performance. Amounts vesting at median should be modest and, when setting the level, remuneration committees should taken into account the size of possible awards.

28.7 Earnings per share (EPS) targets should take account of the rate of inflation and should be structured around the market expectation of the growth rate for the company.

28.8 For EPS targets, remuneration committees should ensure that adjustments are not used to hide write-offs that should realistically be reflected in a measure of management performance.

28.9 Where a comparator group is used, the companies chosen should be similar/relevant in terms of business profile and should be represented in sufficient numbers to make the comparison meaningful. Details of the comparator group should be disclosed.

28.10 Institutional investors will look favourably on companies choosing other performance criteria relevant to their business and stage of development. These should be transparent, measurable, challenging and create economic profit for shareholders.

28.11 The remuneration committee must demonstrate that it is satisfied that the achievement of any performance target reflects an underlying enhancement of shareholder value.

28.12 Following a share buy-back, or similar, appropriate amendments should be made to performance conditions and / or the number of shares committed to historic share based awards.

29.	There should be no re-testing of performance criteria governing the vesting of incentive scheme awards.
30.

Companies are likely to have a number of share incentive schemes with awards outstanding that reflect the historic development of the company. It is expected that for each of these schemes, the performance conditions are declared in the remuneration report in a clear and concise manner.

31.	Phasing of awards

31.1 Grants of share options and conditional awards under long-term incentive schemes should be phased over time. This should remove any need for the re-pricing of share options.

31.2 Long-term incentive schemes should employ staggered vesting of awards beyond three years, or incorporate meaningful share ownership guidelines.

31.3 Other than in exceptional circumstances share scheme awards should not be made less than one year before an individual’s retirement. In all cases, no accelerated vesting of awards should result from an individual’s retirement or departure – the normal performance period should be required to run its course before vesting.

32.	Dilution limits and costs

32.1 Shares issued and commitments to issue new shares under all employee share schemes should not exceed an amount equivalent to 10% of the issued ordinary share capital of the company in any rolling 10-year period. Best practice is that this dilution covers all shares used for remuneration, howsoever sourced.

32.2 Shares issued and commitments to issue shares under any discretionary or executive scheme should not exceed an amount equivalent to 5% of the issued ordinary share capital of the company in any rolling 10-year period.

32.3 Companies should report on the cumulative issue to date and the potential or actual dilution of shareholders' interest under incentive arrangements in their annual reports.

32.4 Companies should clearly disclose the amount of shares re-purchased, per annum, in the market to satisfy any share schemes. The use of Treasury Shares should be counted against the dilution limit.

32.5 Companies making use of an Employee Share Ownership Trust should disclose the number of shares held by the Trust to help with the evaluation of the use of shares for remuneration.

Valuing the Components of Remuneration

33.

To judge the reasonableness of the remuneration policy at an individual company or to make a comparison of the remuneration between similar companies, shareholders take a view on the combined value of all the components of remuneration. Companies can assist this process by providing figures for target remuneration. Details provided elsewhere in the remuneration report should allow shareholders to calculate the maximum and minimum value of a remuneration package that includes incentive arrangements.

34.

In the absence of the company providing this information, shareholders will need to make their own calculations. It is recognised that a number of the components of remuneration are subject to some uncertainty of valuation. For example options and other share incentives are likely to be subject to performance conditions and pension arrangements depend on actuarial considerations. Nevertheless, methodologies can be developed or rules of thumb applied which would allow shareholders to take a view.

35.	In the absence of information from the company, the subscribers to this paper intend to use the following basis of calculation:

35.1 Remuneration for an individual will be deemed to consist of the sum of

35.2 Cash value of salary, bonus and benefits

35.3 Pension contributions during the year for defined contribution schemes or 20x increase in accrued pension for members of defined benefit schemes

35.4 The value of any annual options award as determined by a Monte Carlo Simulation, Black Scholes or similar model. Failing sufficient information for the purposes of a model a default value of approximately one third of the face value of the options will be used

35.5 The value of any annual LTIP award as determined by a Monte Carlo Simulation, Black Scholes or similar model. Failing sufficient information for the purposes of a model a default value of approximately half of the face value of the LTIP will be used

35.6 The value of any awards under share matching schemes will be considered as if they were LTIPs

35.7 Any other amounts declared in the accounts.

Where companies make ‘block awards’ of incentives, an annualised proportion of the award will be used for the calculation. If the award intervals are not stated, it will be assumed that an award covers three years.

36.	The information derived from these calculations will be used for

36.1Comparison to measures of ‘success’ for the company

36.2 Comparison to a peer group or similar sized companies

36.3 Comparison to average pay for the rest of the employees.

Appendix II

ASSOCIATION OF BRITISH INSURERS: DISCLOSURE GUIDELINES ON

SOCIALLY-RESPONSIBLE INVESTMENT

1. Background and introduction

Public interest in corporate social responsibility has grown to the point where it seems helpful for institutional shareholders to set out basic disclosure principles, which will guide them in seeking to engage with companies in which they invest.

In drawing up guidelines for this purpose they are mindful of statements made at multilateral level through the Guidelines for Multinational Corporations published in 2000 by the Organisation for Economic Cooperation and Development, as well as by the European Union and UK Government. These, coupled with legal disclosure obligations on UK pension funds and local authority investments, point to clear responsibilities both for companies and for institutions that invest in them.

Institutional shareholders are also anxious to avoid unnecessary prescription or the imposition of costly burdens, which can unnecessarily restrict the ability of companies to generate returns. Indeed, by focusing on the need to identify and manage risks to the long and short-term value of the business from social, environmental and ethical matters, the guidelines highlight an opportunity to enhance value through appropriate response to these risks.

It is not the intention of these guidelines to set a limit on the amount of information companies should provide on their response to social, environmental and ethical matters. Some shareholders with specific ethical investment objectives may seek more specific information. Some companies may choose to make additional information available in order to enhance their appeal to investors.

The ABI hopes that in elaborating these guidelines it will provide a helpful basic benchmark for companies seeking to develop best practice in this area.

2. The Disclosure Guidelines

The guidelines take the form of disclosures, which institutions would expect to see included in the annual report of listed companies. Specifically they refer to disclosures relating to Board responsibilities and to policies, procedures and verification.

With regard to the board, the company should state in its annual report whether:

1.1	The Board takes regular account of the significance of social, environmental and ethical (SEE) matters to the business of the company.
1.2

The Board has identified and assessed the significant risks to the company’s short and long term value arising from SEE matters, as well as the opportunities to enhance value that may arise from an appropriate response.

1.3	The Board has received adequate information to make this assessment and that account is taken of SEE matters in the training of directors.
1.4

The Board has ensured that the company has in place effective systems for managing significant risks, which, where relevant, incorporate performance management systems and appropriate remuneration incentives.

With regard to policies, procedures and verification, the annual report should:

2.	Include information on SEE-related risks and opportunities that may significantly affect the company's short and long term value, and how they might impact on the business.
2.2

Describe the company’s policies and procedures for managing risks to short and long term value arising from SEE matters. If the annual report and accounts states that the company has no such policies and procedures, the Board should provide reasons for their absence.

2.3	Include information about the extent to which the company has complied with its policies and procedures for managing risks arising from SEE matters.
2.4	Describe the procedures for verification of SEE disclosures. The verification procedure should be such as to achieve a reasonable level of credibility.

Towards best practice

Institutional shareholders consider that adherence to the principles outlined above will help companies to develop appropriate policies on corporate social responsibility.

The principles should also provide a constructive basis for engagement between companies and their shareholders. Over time this will allow both parties jointly to develop a clear joint understanding of best practice in the handling of social environmental and ethical matters which will help preserve and enhance value. It is the intention of the ABI to continue regular contact with companies and stakeholders with a view to refining the concept of best practice.

Current understanding of best practice leads to the following conclusions and indications as to how the guidelines should operate:

1.	The guidelines are intended to apply to all companies, including small and medium companies.
2.	The cost of managing risks should be proportionate o their significance. Ideally, procedures should be integrated into existing management structures and systems.
3.

Statements relating to the guidelines should be made in the annual report, and not separately as part of the summary accounts or on a web site dedicated to social responsibility. In view of the close philosophical linkage between these guidelines and Turnbull reporting, it would make sense to include a brief statement in the Internal Control section of the annual report, although this would not preclude a cross reference to other parts of the report where more detailed disclosure of the type of risks involved and systems for managing those risks may also fit with other content.

4.

With regard to the implementation, shareholders are anxious to leave leeway for companies to establish their own systems best suited to their business. However, they believe that, with regard to clause 1.1, best practice would require the full Board to consider the issues on a regular basis, although some on-going detailed work might be delegated to a committee. Disclosure should include a brief description of the process undertaken by the Board for identifying significant risks and indicate which risks are the most significant in terms of their impact on the business.

5.

Examples of initiatives for reducing and managing risks (see 1.4 and 2.2) include regular contact with stakeholders and mechanisms to ensure that appropriate standards are maintained in the supply chain. Evidence of such initiatives would be viewed positively by shareholders.

6.	Reporting on performance over time in complying with policies to reduce risk will help shareholders monitor improvement in compliance.
7.

Independent external verification of SEE disclosures would be regarded by shareholders as a highly significant advantage. Credible verification may also be achieved by other means, including internal audit. It would assist shareholders in their assessment of SEE policies if the reason for choosing a particular method of verification were explained in the annual report.

Appendix 1

Questions on social, environmental and ethical matters

Disclosure could be addressed by response in the annual report to the following questions:

1.	Has the company made any reference to social, environmental and ethical matters? If so, does the board take these regularly into account?
2.	Has the company identified and assessed significant risks and opportunities affecting its long and short term value arising from its handling of SEE matters?
3.	Does the company state that it has adequate information for identification and assessment?
4.	Are systems in place to manage the SEE risks?
5.	Are any remuneration incentives relating to the handling of SEE risks included in risk management systems?
6.	Does Directors’ training include SEE matters?
7.	Does the company disclose significant short and long term risks and opportunities arising from SEE issues? If so, how many different risks/opportunities are identified?
8.	Are policies for managing risks to the company’s value described?
8.	Are procedures for managing risk described?

If not, are reasons for nondisclosure given?

10.	Does the Company report on the extent of its compliance with its policies and procedures?
11.	Are verification procedures described?

Appendix 2

Questions for investment trusts

1.	Is the voting policy of the trust publicly available?
2.	Does the voting policy make reference to SEE matters?

3.	Is the manager encouraged actively to engage with companies to promote better SEE practice?